Exhibit 99.2

COMMUNIQUÉ DE PRESSE

Emmanuelle Guégan appointed President Marketing & Services
and member of TotalEnergies’ Executive Committee

Paris, September 1, 2026 – Effective September 1, 2026, Emmanuelle Guégan is appointed President Marketing & Services and member of the Executive Committee, Bernard Pinatel having decided to retire.

Emmanuelle Guégan had been Senior Vice President Corporate Affairs of TotalEnergies’ Exploration & Production since October 2025.

“I would like to warmly thank Bernard Pinatel for his longstanding commitment to the Company. Throughout his career, and notably during his last ten years at the Executive Committee, he has placed his industrial experience, team spirit and energy at the service of the performance and development of our refining, chemicals and marketing activities. I am also very pleased to welcome Emmanuelle Guégan to the Executive Committee,” commented Patrick Pouyanné, Chairman and Chief Executive Officer of TotalEnergies.

Effective September 1, 2026, TotalEnergies’ Executive Committee will comprise:

•	Patrick Pouyanné, Chairman and Chief Executive Officer
•	Emmanuelle Guégan, President Marketing & Services
•	Aurélien Hamelle, President Strategy & Sustainability
•	Stéphane Michel, President Gas, Renewables & Power
•	Catherine Remy, President People & Social Engagement
•	Jean-Pierre Sbraire, Chief Financial Officer
•	Namita Shah, President Asia and President OneTech
•	Vincent Stoquart, President Downstream, President Refining & Chemicals
•	Nicolas Terraz, President Exploration & Production

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About Emmanuelle Guégan

Emmanuelle Guégan began her career at Total within the French retail network of the Marketing & Services segment. In 2005, after holding several operational positions, she joined the Company’s Financial Division as Head of Cost Control & Reporting for the Exploration & Production segment. She continued her career within Marketing & Services, where she successively served as Head of Finance Control for the France in 2008, Director New Models in 2012, HR Strategy and Performance in 2014, Vice President Human Resources for the Africa Division in 2016, and Senior Vice President Human Resources and Communications in 2020. Since October 2025, she had served as Senior Vice President Corporate Affairs of the Exploration & Production segment.

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About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas, biogas and low-carbon hydrogen, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).